Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in (i) Registration Statements No. 333-211321 and No. 333-255758 on Form S-8 of Turning Point Brands, Inc. and (ii) Registration Statement No. 333-274825 on Form S-3 of Turning Point Brands, Inc. of our reports dated March 6, 2025, relating to the consolidated financial statements of Turning Point Brands, Inc. (the Company), and the effectiveness of the Company’s internal control over financial reporting (on which our report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2024.

/s/ RSM US LLP

Charlotte, North Carolina

March 6, 2025